Exhibit 99.2

Trident Digital Tech Holdings Ltd

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TRIDENT DIGITAL TECH HOLDINGS LTD FOR AN EXTRAORDINARY GENERAL MEETING TO BE HELD ON JUly 8, 2026.

The undersigned, a holder of _______________ Class A ordinary shares*/Class B ordinary shares* of Trident Digital Tech Holdings Ltd, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of this extraordinary general meeting of the Company (the “EGM”) (the “Notice”) and proxy statement, and hereby appoints _______________ (insert name) or failing him/her, Soon Huat Lim, chairman and chief executive officer of the Company, (the “Proxy”) with full power to each of substitution, as our duly authorized proxy with full power to attend the EGM on behalf and in the name of the undersigned, to represent the undersigned at the EGM to be held at the Company’s office at Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988 at 10:00 a.m. (Singapore Time) on July 8, 2026 and at any adjournment thereof, and to vote all the aforesaid ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (or if no voting instructions are specified by the undersigned below, at the discretion of the Proxy) and (ii) in the discretion of the Proxy upon such other business as may properly come before the EGM, all as set forth in the Notice and in the proxy statement furnished therewith.

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business (Cayman Islands Time) on June 10, 2026. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

The Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the Proxy will exercise his/her discretion as to whether he/she votes and if so how, on the following proposals:

IT IS NOTED THAT the current authorized share capital of the Company is US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 1,000,000,000 are designated as Class A Ordinary Shares of a par value of US$0.00001 each (the “Class A Ordinary Shares”), (ii) 3,000,000,000 are designated as Class B Ordinary Shares of a par value of US$0.00001 each (the “Class B Ordinary Shares”), (iii) 500,000,000 are designated as Class C Ordinary Shares of a par value of US$0.00001 each (the “Class C Ordinary Shares”) and (iv) 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with the current memorandum and articles of association of the Company (the “Blank Shares”).

As ordinary resolutions,

THAT a share redesignation of (a) 40,000,000 authorized but unissued Class A Ordinary Shares to 40,000,000 Blank Shares and (b) 20,000,000 authorized but unissued Class C Ordinary Shares to 20,000,000 Blank Shares (collectively, “Share Redesignations”) be approved. After the Share Redesignations, the authorized share capital of the Company is: US$50,000 divided into 5,000,000,000 shares, comprising (i) 960,000,000 Class A Ordinary Shares, (ii) 3,000,000,000 Class B Ordinary Shares, (iii) 480,000,000 Class C Ordinary Shares, and (iv) 560,000,000 Blank Shares;

THAT, immediately following the Share Redesignations, an increase of the authorized share capital of the Company from US$50,000 to US$1,200,000, divided into 120,000,000,000 shares of par value of US$0.00001 each by creation of (i) 22,080,000,000 Class A Ordinary Shares; (ii) 69,000,000,000 Class B Ordinary Shares; (iii) 11,040,000,000 Class C Ordinary Shares and (iv) 12,880,000,000 Blank Shares, in order to provide the Company with sufficient headroom for future issuances and other corporate purposes (the “Increase of Authorized Share Capital”), be approved. After the Share Redesignations and Increase of Authorized Share Capital, the authorized share capital of the Company is: US$1,200,000 divided into 120,000,000,000 shares, comprising (i) 23,040,000,000 Class A Ordinary Shares, (ii) 72,000,000,000 Class B Ordinary Shares, (iii) 11,520,000,000 Class C Ordinary Shares, and (iv) 13,440,000,000 Blank Shares; and

THAT immediately following the Increase of Authorized Share Capital, a share consolidation (the “Share Consolidation”) of the issued and unissued ordinary shares of the Company, such that every two hundred and forty (240) existing ordinary shares of par value of US$0.00001 each will be consolidated into one (1) ordinary share of par value of US$0.0024 each (the “Consolidation Ratio”), to take effect immediately following the completion of the mandatory exchange of all outstanding American depositary shares (“ADSs”) of the Company for the underlying Class B Ordinary Shares of the Company pursuant to the termination of the deposit agreement, dated as of September 11, 2024, as amended, among the Company, Citibank, N.A., and the holders and beneficial owners of ADSs from time to time, be approved. Following the Share Consolidation, the authorized share capital of the Company is US$1,200,000 divided into 500,000,000 shares of a par value of US$0.0024 each, comprising (i) 96,000,000 are designated as Class A Ordinary Shares of a par value of US$0.0024 each, (ii) 300,000,000 are designated as Class B Ordinary Shares of a par value of US$0.0024 each, (iii) 48,000,000 are designated as Class C Ordinary Shares of a par value of US$0.0024 each and (iv) 56,000,000 shares of a par value of US$0.0024 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association of the Company. No fractional shares shall be issued in connection with the Share Consolidation and where a shareholder would otherwise be entitled to a fraction of a consolidated share, such fraction shall be rounded down to the nearest whole share if it is less than 0.5 and rounded up to the nearest whole share if it is 0.5 or more (the “Adjustment”). Upon the Adjustment, if any shareholder holds less than 0.5 of a share of any class, the Company shall cancel such fractional share, and the shareholder will cease to hold any shares of that class.

For	Against	Abstain
☐	☐	☐

As a special resolution, THAT the Third Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on June 17, 2026) be approved and adopted.

For	Against	Abstain
☐	☐	☐
Dated: ___________, 2026
For individual shareholders:	For corporate shareholders:
Shareholder Name:____________________	Shareholder Name:___________________
By:
Signature	Name:
Title:

NOTES:

1.      A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which, Soon Huat Lim, chairman and chief executive officer of the Company, will be appointed as your proxy.

2.      Whether or not you propose to attend the EGM in person, you are strongly advised to complete and return this proxy card in accordance with these instructions. To be valid, this proxy card must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Soon Huat Lim, Trident Digital Tech Holdings Ltd, Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988, +65 6513 6868, as soon as possible and in any event not later than 48 hours before the time for holding the EGM or any adjourned meeting.

3.      If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this proxy card, but the names of all other joint holders should be stated on the proxy card in the space provided.

4.      This proxy card is for use by shareholders only. If the appointor is a corporate entity this proxy card must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

5.      If this proxy card is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.      Returning this completed proxy card will not preclude you from attending the EGM and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked. If you plan to attend the EGM, please notify us of your intentions. This will assist us with meeting preparations.

7.      Any alterations made to this proxy card must be initialed by you.